Exhibit 99.3

Vedanta Limited

Regd. Office: Vedanta Limited 1st Floor, ‘C’ Wing,

Unit 103, Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai 400093, Maharashtra.

www.vedantalimited.com

CIN: L13209MH1965PLC291394

29th January 2021

Vedanta Limited

Consolidated Results for the Third Quarter

ended 31st December 2020

EBITDA for Q3 FY2021 of ₹ 7,695 crores, up by 18% q-o-q and y-o-y, highest in last 11 quarters

Attributable PAT (before exceptional items and tax on dividend) of ₹ 3,017 crores, up 51% q-o-q

Mumbai, India: Vedanta Limited today announced its unaudited consolidated results for the Third quarter (Q3) and Nine Months ended 31st December 2020.

Financial & Corporate Highlights

•	Strong financial performance in Q3 FY2021

•	Revenues of ₹ 22,498 crores, up 8% q-o-q, primarily due to increase in commodity prices and higher sales at Aluminium, Iron ore and Steel business

•	Robust EBITDA margin[1] of 39%, highest in last 4 years

•	EBITDA of ₹ 7,695 crores, up 18% q-o-q and y-o-y, highest quarterly performance for > 2 years

•	Attributable PAT (before exceptional items and tax on dividend) of ₹ 3,017 crores, up 51% q-o-q

•	Strong Balance Sheet

•	Continuing double-digit Return on Capital Employed (ROCE) of c. 13%

•	Net Debt/EBITDA at 1.5x, maintained at low level

•	Liquidity position with total cash & cash equivalents at ₹ 27,055 crores

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 1 of 10

Unaudited Results for the Third Quarter ended 31 December 2020

Operational Highlights

•	Zinc India:

•	Highest ever quarterly ore production at 4.0 million tonnes, with highest ever mine development of 27 km

•	Mined metal production at 244 kt, up 2% q-o-q

•	Zinc International:

•	Gamsberg highest ever production of 43kt in Q3 FY2021, up by 23% q-o-q

•	Oil & Gas:

•	Average Daily Gross Operated Production at 160 kboepd, down 3% q-o-q

•	New gas facility commissioned; gas production being ramped up by ~15 kboepd

•	Aluminium:

•	Aluminium volume 497kt, up by 5% q-o-q

•	Sustained lower cost of production at $ 1,387/t and EBITDA margin of 28%

•	Iron Ore:

•	Capitalized opportunity to increase Goa sales to 0.6 Mnt

•	Karnataka sales of 1.2 Mnt

•	Steel:

•	Highest ever hot metal production of 372 kt since acquisition

•	Robust EBITDA margin at $111/t, up 18% q-o-q

•	Value Added Product (VAP) mix increased to 85% in Q3 FY2021 from 71% in Q2 FY2021

1.	Excludes custom smelting at Copper India and Zinc India operations

Mr. Sunil Duggal, Chief Executive Officer, Vedanta, said, “We continue to strengthen our position as one of the largest diversified natural resource businesses in the world with our strategy focused on value-added growth. Our businesses stayed resilient in the quarter amidst uncertain market environment as we continued with our winning streak reporting the highest EBITDA in last two years. We continue to ramp up across the Zinc and Iron & Steel verticals along with successful project delivery in the Oil & Gas vertical. Aluminium business has had yet another exemplary quarter as it continued the momentum of cost rationalisation from improved integration and systemic improvements. As we look forward to the year, we have in place the building blocks to enhance our performance in all our businesses as we continue to deliver for all our stakeholders”.

Mr. GR Arun Kumar, Chief Financial Officer, Vedanta, said, “We are focussed on driving operations effectively in this conducive price environment to maximise earnings to cash conversion, allocate capital wisely while supporting high return organic growth projects across businesses and continue to drive costs down structurally to sustain these cash flows into future.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 2 of 10

Unaudited Results for the Third Quarter ended 31 December 2020

The Balance Sheet continues to remain strong with a consolidated Net Debt / EBITDA ratio of ~1.5X with improving debt maturity profile. Yet we target to reduce net debt by above Rs 5,000 crores in the coming quarter. ROCE at double digit levels of ~13% will thus leave enough on the table to ensure good shareholder returns. The guidance has remained constant or better through the year on volumes, costs, below EBITDA items as well as growth capex thus delivering a well-managed set of financials during the year”.

Consolidated Financial Performance

The consolidated financial performance of the company during the period is as under:

(In Rs. crore, except as stated)

		Q3%			Q2*	%	9M
FY2020	Particulars	FY2021	FY2020	Change	FY2021	Change	FY2021	FY2020
83,545	Net Sales/Income from operations	22,498	21,126	6%	20,804	8%	58,989	64,032
902	Other Operating Income	237	234	2%	303	(22%)	826	660
21,060	EBITDA	7,695	6,531	18%	6,531	18%	18,234	16,216
29%	EBITDA Margin[1]	39%	34%	—	36%	—	35%	29%
4,977	Finance cost	1,321	1,231	7%	1,312	1%	3,885	3,913
2,443	Investment Income	771	629	23%	621	24%	2,409	1,832
(306)	Exchange gain/(loss) - (Non-operational)	177	(0)	—	30	—	200	(32)
18,220	Profit before Depreciation and Taxes	7,322	5,928	24%	5,870	25%	16,958	14,103
9,093	Depreciation & Amortization	1,912	2,291	(17%)	1,938	(1%)	5,583	6,841
9,127	Profit before Exceptional items	5,410	3,637	49%	3,932	38%	11,374	7,261
(17,386)	Exceptional Items Credit/(Expense)[2]	(0)	168	—	95	—	95	(254)
(8,259)	Profit Before Tax	5,410	3,805	42%	4,027	34%	11,469	7,008
3,078	Tax Charge/ (Credit)	1,468	1,082	36%	1,150	28%	3,032	2,169
(73)	One-time tax charge/ (Credit)[3]	(282)	0	—	1,187	—	1,001	(2,501)
(6,521)	Tax on Exceptional items/ (Credit)	0	58	—	33	—	33	2
(4,743)	Profit After Taxes	4,224	2,665	59%	1,657	155%	7,403	7,338
6,122	Profit After Taxes before exceptional items	4,224	2,555	65%	1,595	165%	7,341	7,594
6,049	Profit After Taxes before exceptional items & one-time tax	3,942	2,555	54%	2,782	42%	8,342	5,093
1,920	Minority Interest	925	317	192%	819	13%	2,233	1,481
(6,664)	Attributable PAT	3,299	2,347	41%	838	294%	5,170	5,856
3,993	Attributable PAT before exceptional items	3,299	2,238	47%	806	309%	5,138	5,906
4,066	Attributable PAT before exceptional items & one-time tax	3,017	2,238	35%	1,993	51%	6,139	3,405
(18.00)	Basic Earnings per Share (₹/share)	8.91	6.34	41%	2.26	294%	13.96	15.82
10.78	Basic EPS before Exceptional items	8.91	6.05	47%	2.18	309%	13.87	15.95
70.86	Exchange rate (₹/$) - Average	73.74	71.06	4%	74.24	(1%)	74.48	70.34
74.81	Exchange rate (₹/$) - Closing	73.02	71.27	2%	73.63	(1%)	73.02	71.27

*	Q2 FY21 restated, refer note 7 of Vedanta Consolidated results
1.	Excludes custom smelting at Copper India and Zinc India operations
2.	Exceptional Items Gross of Tax
3.	One-time tax charge/ (credit) includes tax on dividend and impact of change in ordinance
4.	Previous period figures have been regrouped or re-arranged wherever necessary to conform to current period’s presentation

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 3 of 10

Unaudited Results for the Third Quarter ended 31 December 2020

Revenues

Revenue in Q3 FY2021 was at ₹ 22,498 crores, higher by 8% q-o-q, primarily due to higher commodity prices, higher sales at Aluminium, Iron ore and Steel business, partially offset by lower sales at Zinc India, lower PLF at TSPL and rupee appreciation.

Revenue was up by 6% y-o-y, mainly on account of higher commodity prices, rupee depreciation and higher volumes at Zinc India and Iron Ore business, partially offset by lower volumes at Oil and Gas business, lower power sales in TSPL.

EBITDA and EBITDA Margins

EBITDA for Q3 FY2021 was at ₹ 7,695 crores, higher by 18% q-o-q, primarily due to higher commodity prices, higher sales at Aluminium, Iron ore, Steel business, partially offset by higher input commodity prices and rupee appreciation.

EBITDA for Q3 FY2021 was higher by 18% y-o-y, mainly on account of higher commodity prices, rupee depreciation and higher volumes at Zinc India and Iron Ore business, partially offset by one offs pertaining to past exploration cost recovery at Oil and Gas business in Q3 FY2020.

EBITDA margin1 for Q3 FY2021 was at 39%.

Depreciation & Amortization

Depreciation and amortization for Q3 FY2021 stood at ₹ 1,912 crores, flat q-o-q.

It was lower 17% y-o-y, primarily due to impairment of assets in Oil & Gas business in Q4 FY2020, and Skorpion mine put under care and maintenance since April 2020.

Finance Cost and Investment Income

Finance cost for Q3 FY2021 was at ₹ 1,321 crore, flat q-o-q.

Finance cost was higher by 7% y-o-y, mainly on account of increase in gross borrowings and lower capitalisation of interest cost.

Investment Income was at ₹ 771 crore, higher by 24% q-o-q and 23% y-o-y. This was primarily on account of one-off incomes in Q3 FY2021 pertaining to interest on power debtors and tax refund.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 4 of 10

Unaudited Results for the Third Quarter ended 31 December 2020

Taxes

Tax charge for Q3 FY2021 stood at ₹ 1,186 cr (Q2 FY2021: Tax charge of ₹ 2,370 cr). The normalized ETR is 27% in Q3 FY2021 (excluding tax on dividend from Zinc India) compared to 29% in Q2 FY21 which is due to PBT mix within entities. Tax charge for Q3 FY2020 was ₹ 1,141 cr and ETR was 30%.

Attributable Profit after Tax and Earnings per Share (EPS)

Attributable Profit after Tax (PAT) for the quarter was ₹ 3,299 crore and Earnings per share for the quarter was at ₹ 8.91 per share.

Balance Sheet

We have cash and cash equivalents of ₹ 27,055 crore. The Company invests in high quality debt instruments as per the Board approved policy. The portfolio is rated by CRISIL, which has assigned a rating of “Tier-I” (implying Highest Safety) to our portfolio.

Gross debt was at ₹ 62,412 crore on 31st December 2020, higher by ₹ 3,225 crore as compared to 31st March 2020, majorly on account of temporary borrowing at Zinc India.

Net debt was at ₹ 35,357 crore on 31st December 2020, higher by ₹ 14,084 crores as compared to 31st March 2020, on account of dividend payment and intercompany loan to VRL, offset by positive cash flow.

CRISIL rating at AA- with stable outlook

India ratings AA- with negative outlook

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 5 of 10

Unaudited Results for the Third Quarter ended 31 December 2020

Key Recognitions

Vedanta has been consistently recognized through the receipt of various awards and accolades. We received the following key recognitions recently:

CAIRN

•	Project “CREST” awarded for Best Project under External Collaboration of the year at 10th inflection procurement innovation.

•	Cairn was awarded for ‘Good work on Road by Ministry of Transport and Highways, Rajasthan.

•	Cairn Won Best Technology Implementation Award’20 for the project ‘Next Generation Workplace – Office 365’ at the CIO Conclave Award 2020.

•	Maru Samvad, a Cairn communication-led community engagement campaign, won gold for Best Regional Communication Campaign; won bronze for Best Campaign in Energy at ET Brand Equity Kaleido Awards’20.

HZL

•	HZL was the only Indian Metal & Mining company featured in The Sustainability Yearbook 2020 by S & P Global for 3rd consecutive year as Sustainability Leaders (& Member)

•	HZL’s Corporate Communication Team bagged the Udaipur Media Awards 2020 for their efforts as a corporate towards local and regional media of Rajasthan.

•	HZL receives “Excellent Renewable Initiative under Platinum Category” for 22 MW Solar Power Project at Rampura Agucha Mine.

•	Ms. Amrita Singh, Head Domestic Marketing – HZL, was conferred with “Woman Procurement Leader” at 2nd India Procurement Leadership Forum & Awards 2020.

•	HZL has received recognition in the category of “Significant Achievement in HR Excellence Award” by CII

ALUMINIUM & POWER

•	CEO Ajay Kapur awarded Business Leader of the Year by ET Now

•	Aluminium & Power business awarded Best Employer Brands by ET Now

•	Vedanta Ltd., Jharsuguda was the winner of CII-EHS Award 2019 at State Level for Best Practices in HSE

•	Balco, Jharsugda & TSPL received HR Excellence Awards by CII

•	Balco wins the Golden Peacock Award in Corporate Social Responsibility

SESA GOA

•	Sesa Goa’s Value Added Business won Social Impact Award by Indian Chamber of Commerce

•	Sesa Goa’s Value Added Business won IMC RBNQ Performance Excellence Trophy-2019’

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 6 of 10

Unaudited Results for the Third Quarter ended 31 December 2020

STERLITE COPPER

•	Sterlite Copper Silvassa unit won Par Excellence Award for Kaizen Competition by Quality Circle Forum India at 6th National Conclave on 5S

ELECTROSTEEL

•	CSR department of ESL won 3 awards in National Summit & Award Ceremony’ organized by ASSOCHAM National CSR Awards 2020 under Education, Health and Skill Development category

•	Pankaj Malhan, CEO and Whole-Time Director of Electrosteel Steels Limited has been recognized as ‘Business Leader of the Year Award’ by ET Now.

CSR

•	Nand Ghar was awarded for ‘Best CSR Practices’ at ET Now World CSR Awards 2020.

•	Change Maker Award ‘20 by Union Minister Finance & Corporate Affairs, GOI to Mrs. Ritu Jhingon

•	Mr. Khurram Nayaab from our CSR team was featured in ‘101 Fabulous Leaders globally’ by ET Now

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 7 of 10

Unaudited Results for the Third Quarter ended 31 December 2020

Results Conference Call

Please note that the results presentation is available in the Investor Relations section of the company website www.vedantalimited.com - http://www.vedantalimited.com/investor-relations/results-reports.aspx

Following the announcement, there will be a conference call at 6:30 PM (IST) on Friday, 29th January 2021, where senior management will discuss the company’s results and performance. The dial-in numbers for the call are as below:

Event		Telephone Number
Earnings conference call on January 29, 2021	India – 6:30 PM (IST)	Local Dial-in +91 7045671221 Toll free: 1800 120 1221, 1800 266 1221 Universal access: +91 22 7115 8015 +91 22 6280 1114
	Singapore – 9:00 PM (Singapore Time)	Toll free number: 800 101 2045 Int’l Toll: +65 31575746
	Hong Kong – 9:00 PM (HKT)	Toll free number: 800 964 448 Int’l Toll: +852 30186877
	UK – 1:00 PM (UK Time)	Toll free number: 0 808 101 1573 Int’l Toll: +44 2034785524
	US – 8:00 AM (Eastern Time)	Toll free number: 1 866 746 2133 Int’l Toll: +1 3233868721

Online Registration Link	https://services.choruscall.in/DiamondPassRegistration/register?confirmationNumber=3706657&linkSecurityString=b904b5837

Call Recording	Will be available on website 30th Jan.’2021 onwards

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 8 of 10

Unaudited Results for the Third Quarter ended 31 December 2020

For further information, please contact:

Investor Relations Varun Kapoor Director, Investor Relations	Tel: +91 124 476 4096 vedantaltd.ir@vedanta.co.in

Suruchi Daga Associate General Manager Raksha Jain Manager Shweta Arora Manager

Communications Ms. Roma Balwani Director, Communications and Brand	Tel: +91 11 4916 6250 gc@vedanta.co.in

Mr. Abhinaba Das Head, Media Relations

Mr. Anirvan Bhattacharjee / Lennon D’Souza Adfactors PR	Tel: +91 22 67574444 / +91 11 40565100 adfactorsvedanta@adfactorspr.com

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 9 of 10

Unaudited Results for the Third Quarter ended 31 December 2020

About Vedanta Limited

Vedanta Limited, a subsidiary of Vedanta Resources Limited, is one of the world’s leading Oil & Gas and Metals company with significant operations in Oil & Gas, Zinc, Lead, Silver, Copper, Iron Ore, Steel, and Aluminium & Power across India, South Africa, Namibia, and Australia. For two decades, Vedanta has been contributing significantly to nation building. Governance and sustainable development are at the core of Vedanta’s strategy, with a strong focus on health, safety, and environment. Giving back is in the DNA of Vedanta, which is focused on enhancing the lives of local communities. Under the aegis of Vedanta Cares, the flagship social impact program, Nand Ghars have been set up as model anganwadis focused on eradicating child malnutrition, providing education, healthcare, and empowering women with skill development. The company has been featured in Dow Jones Sustainability Index, and was conferred CII-ITC Sustainability Award, the FICCI CSR Award, Dun & Bradstreet Awards in Metals & Mining, and certified as a Great Place to Work. Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange. For more information please visit www.vedantalimited.com

Vedanta Limited

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai—400 099

www.vedantalimited.com

Registered Office:

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 10 of 10